SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02,558,115/0001-21
NIRE 33,300,276,963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING HELD ON FEBRUARY 26th, 2009

DATE, TIME AND PLACE: February 26th, 2009, at 12:00am, at Avenida Giovanni Gronchi, No. 7143, 8th floor, in the City and State of São Paulo.

ATTENDANCE: The Board of Directors of TIM Participações S.A. (“Company”) was gathered at the date, time and place above mentioned in the presence of the totality of its acting members, Messieurs Mario Cesar Pereira de Araujo, Carmelo Furci, Josino de Almeida Fonseca, Isaac Selim Sutton and Maílson Ferreira da Nóbrega. Pursuant to the provided for in the Section 29, § 2nd of the Company’s By-Laws, Mr. Gabriele Galateri di Genola attended the meeting by means of video conference. Pursuant to the provided for in the Section 163, § 3rd of the Brazilian Law No. 6,404/76, the following regular members of the Statutory Audit Committee, Messieurs Miguel Roberto Gherrize – Chairman, Alberto Emmanuel Carvalho Whitaker, Oswaldo Orsolin and Alfredo Ferreira Marques Filho also attended the meeting. Also attended the meeting Mr. Claudio Zezza, Chief Financial and Investor Relations Officer of the Company, Mr. Beniamino Bimonte, Chief Human Resources Officer of the Company, Mr. Antonino Ruggiero, Wholesale Officer of the Company, Mr. Rogério Takayanagi, Chief Marketing Officer of the Company, Ms. Alessandra Catanante, General Secretary of the Company, Ms. Kátia Nozela, Responsible for the Accountants’ Department of the Company, and the representatives of Directa Auditores, independent auditors of the Company, as well as Mr. Saulo Bonizato, representative of Accenture do Brasil Ltda.

BOARD: Mr. Mario Cesar Pereira de Araujo – Chairman; and Ms. Alessandra Catanante – General Secretary.

AGENDA: (1) Examine, discuss and resolve on the management’s report and the financial statements of the Company, dated as of December 31st, 2008; (2) Examine, discuss and resolve on the proposal for the allocation of the results related to the year 2008 and distribution of dividends by the Company; (3) Examine, discuss and resolve on the proposed compensation to the management; (4) Examine, discuss and resolve on the engagement of the Independent Auditors for the year 2009; (5) Examine, discuss and resolve on the proposal of amendment to the Company’s and its subsidiaries’ By-Laws, TIM Celular S.A. and TIM Nordeste S.A.; (6) Examine, discuss and resolve on the proposal of extension of the Cooperation and Support Agreement, entered into among Telecom Italia S.p.A., TIM Celular S.A. and TIM Nordeste S.A., with the Company as intervener; (7) Examine, discuss and resolve on the proposal for renewal of the capital funding for the year 2009; (8) Resolve on the convening of Extraordinary and Annual Shareholders’ Meeting, in order to submit to approval the matters listed on items (1), (2), (3), (5) and (6) above, and also to resolve on the approval of the convening of the subsidiaries’ Extraordinary Shareholders’ Meeting, in order to submit to their approval the matter listed on item (5) above; and (9) Others matters of general interest to this Company.

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RESOLUTIONS: Upon review and discussion of the matters included in the Agenda and the related material, the Board Members resolved, by unanimous vote and with no restrictions: (1) Approve the management`s report and the financial statements of the Company, dated as of December 31st, 2008, which were subject to limited review by the independent auditors of the Company, Directa Auditores; (2) Approve the management`s proposal for allocation of the results related to the year 2008 and distribution of dividends by the Company, pursuant to the proposal attached hereto; (3) After the presentation performed by the Chairman of the Compensation Committee of the Company and after the relevant discussions, the proposed compensation to the Company`s managers during 2009 was approved, unanimously, pursuant to the document attached to these minutes; (4) Approve the engagement of the independent auditors, as follows: TIM Participações S.A.: BR GAAP, US GAAP and IFRS – Ernst & Young; TIM Celular and TIM Nordeste S.A.: BR GAAP – Ernst & Young; (5) Acknowledge the proposal of amendment to the Sections 5th, 26th and 31st of the Company`s By-Laws, to the Sections 5th and 16th, §1st of the Company`s subsidiary TIM Nordeste S.A.`s By-Laws and to the Section 16th, §1st of the Company`s subsidiary TIM Celular S.A.`s By-Laws, which shall be approved by the respective Shareholders`s Meeting. Regarding the proposal related to the Company`s capital increase, due to the amortization of the goodwill, as authorization established by the Spin-Off and Merger Agreements related to the matter, the Board Members decided to approve such management`s proposal related to the Company`s capital increase, with the issuance of new shares, upon the capitalization of the Special Goodwill Reserve corresponding to the amount of tax benefit accrued by the Company`s subsidiary TIM Nordeste S.A. during 2008, which results from the amortization of the goodwill accounted by the subsidiaries in 2000, in the amount of R$ 18,761,230.44 (eighteen million, seven hundred and sixty one thousand, two hundred and thirty Brazilian currencies and forty-four cents), regarding that such capital increase will result in the amendment to the Section 5th of the Company`s and its subsidiary TIM Nordeste S.A.`s ByLaws; (6) Submit, according to the item XII of the Section 25 of the Company`s By-Laws, to discussion, appreciation and approval by the Extraordinary Shareholders` Meeting, the Officers` proposal related to the extension to the Cooperation and Support Agreement, executed in 2007 and extended for 01 (one) year in 2008, entered into among Telecom Italia S.p.A., TIM Celular S.A. and TIM Nordeste S.A., with the Company as intervener (“Agreement”). Based on the documents presented by the Officers, the conclusion is that the Companies have actually been benefited from the solutions and innovations not yet fully available in the Brazilian market, with a lower cost and gains in productivity. The Projects were followed-up and validated by the independent consultant PriceWaterhouseCoopers, which concluded that the performance of the Agreement observed the current procedures of the Company for contracts in general, with no preference or ay sort of exception on behalf of Telecom Italia S.p.A., and that copies of the quarterly reports were duly forwarded to the Statutory Audit Committee during the period. Therefore, this Board summoned the Officers` proposal related to the convening of the General Shareholders` Meeting, in order to discuss and resolve on the eventual extension of such Agreement for a further 12-month period. The following documents were duly forwarded to the Board Members, for their knowledge: (i)

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fairness opinion issued by Accenture do Brasil, which concludes that all the conditions stated in the documents related to the extension of the Agreement are equitable and that the values established to the projects to be performed in 2009 are in better conditions to the Company than the current market conditions; (ii) legal opinions issued by the Brazilian law firm Monsen , Leonardos & Cia. and by the Italian law firm Studio Torta, which reinforce that the provisions of the Agreement, as they are written, are in accordance with the Brazilian law, the Italian law and the market conditions; (iii) roadmap that details the activities and projects to be performed under the Agreement, if approved. Further to all the review and analysis, the Board decided to submit the proposal to the General Shareholders` Meeting, based on the Officers` proposal, the Statutory Audit Committee`s opinion, the projects performed during 2008, validated by PriceWaterhouseCoopers as well as per the further documents hereinabove mentioned; (7) According to the documents presented to the Board Members, approve the renewal of the credit lines in the maximum amount of up to R$ 500,000.00 (five hundred thousand Brazilian currencies), which was executed by the subsidiary TIM Celular S.A. during 2008, for a 1 (one) year period; (8) Approve the convening of the Company`s Extraordinary and Annual Shareholders` Meeting, to be held on April 2nd, 2009, at 11:00 am, in order to resolve on the matters listed on items (1), (2), (3), (5) and (6) above, provided that the documents referred above and related to item (1) above shall be disclosed by the Company in reasonable advance, as well as all the explanations reasonably requested by them. Pursuant to the provided for in the Section 15 of the Company`s By-Laws, the Company`s Chief Executive Officer was allowed to perform all the necessary steps to the convening of the Shareholders` Meeting referred herein, including the execution of the respective convening notice. The Board Members also decided to approve the convening of the Extraordinary Shareholders` Meeting of the Company`s subsidiaries TIM Celular S.A. and TIM Nordeste S.A., in order to resolve on the matter listed on item (5) above, to be held suitably; and (9) Finally, Mr. Rogério Takayanagi presented the proposal related to the donations to be granted by TIM Celular S.A. to “Instituto do Auditório Ibirapuera de São Paulo” (hereinafter referred to as “Auditório”), in the amount of R$ 3,150,000.00 (three million, one hundred and fifty thousand Brazilian currencies), provided that this amount shall be utilized upon joint management with São Paulo`s Town Hall, through the Culture Secretary, aiming, primarily, the maintenance of the “Auditório”, as well as cultural and social development, through Projects, being the proposal approved, unanimously, pursuant to the documents presented to the Board Members and which shall be filled in the Company`s head office.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by the attending Board Members. Directors: Messieurs Mario Cesar Pereira de Araujo, Gabriele Galateri di Genola, Carmelo Furci, Maílson Ferreira da Nóbrega, Isaac Selim Sutton and Josino de Almeida Fonseca.

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I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

São Paulo (SP), February 26th, 2009.

ALESSANDRA CATANANTE
General Secretary

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MANAGEMENT’S PROPOSAL FOR THE ALLOCATION OF THE RESULTS RELATED TO 2008 FISCAL YEAR AND DISTRIBUTION OF DIVIDENDS

Dear shareholders,

The Management of TIM Participações S.A. proposes that the Net Profits of the Fiscal Year of 2008, in the amount of R$ 180,152,032.34 (one hundred and eighty million, one hundred and fifty-two thousand and thirty-two reais and thirty-four cents), be applied as follows:

1. Legal Reserve

Pursuant to the Section 193 of the Brazilian Law No. 6,404/76, it is mandatory the allocation of 5% (five percent) of the Net Profits of the Fiscal Year for the constitution of the Legal Reserve, in the amount of R$ 9,007,601.62 (nine million, seven thousand, six hundred and one reais and sixty-two cents).

2. Dividends

The Management of TIM Participações S.A. proposes that the outstanding balance of the Net Profits, in the amount of R$ 171,144,430.72 (one hundred and seventy-one million, one hundred and forty-four thousand, four hundred and thirty reais and seventy-two cents), be fully distributed as dividends to the Company’s preferred shareholders.

		Per
		portion of
	Total	shares

Priority dividends calculated upon 25% of the Adjusted Net Profits	42,786,107.68
(+) Complementary dividends to the Fiscal Year’s Profits	128,358,323.04

Total of the proposed dividends (Net distribution to the preferred
shareholders)	171,144,430.72	0.1107

The resources necessary to the payment of the dividends to the Company’s shareholders shall be received from the wholly-owned subsidiary TIM Celular S.A., upon the payment of dividends by such subsidiary.

São Paulo (SP), February 26th, 2009.

The Management

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COMPENSATION PROPOSAL FOR THE MANAGEMENT
(BOARD OF DIRECTORS AND OFFICERS)
TIM PARTICIPAÇÕES S/A
YEAR 2009

CORPORATE BODY	GLOBAL ANNUAL AMOUNT

BOARD OF DIRECTORS	R$ 1,129,716.00
(Considering 7 effective members)

BOARD OF OFFICERS	R$ 4,914,525.00

TOTAL ANNUAL AMOUNT OF COMPENSATION
OF THE MANAGEMENT	R$ 6,044,241.00

São Paulo (SP), February 26th, 2009.

The Management

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MANAGEMENT’S PROPOSAL FOR THE COMPANY’S CAPITAL INCREASE UPON CAPITALIZATION OF A PORTION OF THE SPECIAL GOODWILL RESERVE

Purpose and Proposal

During the fiscal year of 2008, the Company’s subsidiary TIM Nordeste S.A. accrued a tax benefit in the total amount of R$ 18,761,230.44 (eighteen million, seven hundred and sixty-one thousand, two hundred and thirty reais and forty-four cents), which results from the amortization of the goodwill accounted by such subsidiary in 2000.

In accordance with the CVM Instruction No. 319/99 and Spin-Off and Merger Agreements which address the matter, the portion of the Special Goodwill Reserve corresponding to the aforementioned tax benefit shall be capitalized in such subsidiary, followed by capitalization in TIM Participações S.A. on behalf of TIM Brasil Serviços e Participações S.A. (hereinafter referred to as “TIM Brasil”), the beneficiary and owner of the referred credits (“Credits”).

Capitalization Terms

(i) Amount of Capital Increase: R$ 18,761,230.44 (eighteen million, seven hundred and sixty-one thousand, two hundred and thirty reais and forty-four cents);

(ii) Issuance Price: the issuance price shall be determined at the day immediately prior to the Extraordinary Shareholders’ Meeting which shall resolve on the matter, based on the average of the Company’s quotation at the São Paulo Stock Exchange (Bovespa) during the 10 (ten) trading days prior to the referred Extraordinary Shareholders’ Meeting date (that is, based on the average of the quotations registered at the 10 (ten) trading days prior to April 02nd, 2009). There shall be an issuance price for the common shares and other issuance price for the preferred shares, and both prices shall be calculated in accordance with the criterion above. The issuance price shall not change during the period reserved for the exercise of the preemptive right by the Company’s shareholders;

(iii) Justification for the Issuance Price: the determination of the issuance price shall be based on item III, § 1st of the Section 170 of the Brazilian Law No. 6,404/76. The shares issued by the Company – both common and preferred – are included in the Ibovespa and the determination of the issuance price as set forth on item (ii) above intends to avoid any disruption between the mentioned issuance price and the Company’s shares quotation at the stock exchange;

(iv) Number and Type of Shares to be Issued: the number of common and preferred shares to be issued by the Company, all book entry shares and with no par value, shall be defined at the day immediately prior to the Extraordinary Shareholders’ Meeting which shall resolve on the capitalization, after the determination of the respective issuance prices. The current ratio of common and preferred shares in the Company’s capital stock shall be kept the same (34,06% of common shares and 65,94% of preferred shares);

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(v) Preemptive Rights: the Company’s shareholders shall be entitled to the preemptive right, as set forth in the Section 171, § 2nd of the Brazilian Law No. 6,404/76. TIM Brasil shall subscribe and pay, in cash, the total capital increase, upon the use of the Credits, and therefore there shall be no shares left unsubscribed. In the event any shareholder decides to exercise its preemptive right, the amount to be paid by such shareholder shall be transferred to TIM Brasil, in accordance with each shareholders’ ratio in relation to the capital increase proposed herein. The preemptive right shall be exercised within 30 (thirty) consecutive days, as from the publication of the Minutes of the Extraordinary Shareholders’ Meeting which shall resolve on the proposal for capital increase;

(vi) Dividends: the new issued shares shall be entitled to full dividend right and other profits related to the fiscal year of 2009, but shall not be entitled to any dividend right and/or other profits related to the fiscal year of 2008, which shall be resolved on the Annual Shareholders’ Meeting to be held on April 02nd, 2009.

Considering the approval of the capital increase proposal described herein by the shareholders, the Extraordinary Shareholders’ Meeting shall also decide on the amendment to the wording of the Section 5th of the Company’s By-Laws, which addresses the Company’s capital stock.

São Paulo (SP), February 26th, 2009.

The Management

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 27, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.